Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces third quarter results

     <<
     -   Earnings per share of $0.45 for the third quarter, up 29% from prior year
     -   Combined Radio and Television revenues up 4% for the third quarter
     -   Segment profit of $71.8 million, up 11% for the third quarter
     >>

     TORONTO, July 9 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its third quarter financial results today, led by continued revenue growth from its broadcasting businesses.

     "This was another strong quarter for Corus Entertainment meeting our expectations," said John Cassaday, President and CEO of Corus Entertainment
Inc. "Once again, we delivered excellent results from our Television division;
solid revenue performance from all of our divisions; and continued excellent overall cost control. We remain very optimistic about our outlook, particularly given the growth opportunities in the expanding women's segment of specialty television and continued strong economic performance in western
Canada, supporting our radio and premium television businesses."

     Third Quarter Results
     ---------------------
     Consolidated revenues for the three months ended May 31, 2008 were
$207.8 million, up 5% from $197.6 million last year. Consolidated segment profit was $71.8 million, up 11% from $64.8 million last year. Net income for the quarter was $37.7 million ($0.45 basic and diluted), compared to net income of $29.6 million ($0.35 basic and $0.34 diluted) last year. The current quarter benefited from $10.0 million in recoveries related to income tax changes, and was negatively impacted by an accrual of $9.7 million related to disputed regulatory fees.

     Corus Television contributed quarterly revenues of $114.6 million, up 5%
from $109.2 million last year, led by specialty advertising growth of 2% and subscriber revenue growth of 2%. Quarterly segment profit increased to
$49.6 million, up 8% from $46.1 million last year.

     Corus Radio revenues were $77.0 million, up 3% from $74.8 million last year. Segment profit was $24.7 million compared to $25.1 million last year.

     Corus Content revenues were $16.3 million, up 12% from $14.6 million last year. Segment profit was $3.7 million, compared to $0.1 million last year.

     Year-to-Date Results
     --------------------
     Consolidated revenues for the nine months ended May 31, 2008 were
$601.4 million, up 3% from $581.5 million last year. Consolidated segment profit was $204.9 million, up 5% from $194.5 million last year. Net income for the nine-month period was $112.4 million ($1.35 basic and $1.32 diluted), up
31% compared to net income of $85.8 million ($1.02 basic and $0.99 diluted)
last year. The current period benefited from $23.2 million in recoveries related to income tax changes, and was negatively impacted by an accrual of
$9.7 million related to disputed regulatory fees.

     Corus Television contributed revenues of $345.3 million, up 4% from
$332.1 million last year, led by specialty advertising growth of 3% and subscriber revenue growth of 2%. Segment profit increased to $156.1 million, up 5% from $148.4 million last year.

     Corus Radio revenues were $218.0 million, up 4% from $209.2 million last year. Segment profit was $60.4 million, up 1% from $60.1 million last year.

     Corus Content revenues were $39.1 million, down 10% from $43.7 million last year. Segment profit was $4.6 million, compared to $3.2 million last year.

     In the first nine months of fiscal 2008, the Company purchased for cancellation 2,601,800 Class B Non-Voting Shares at an average price of $22.51 per share. In June 2008, a further 524,400 Class B Non-Voting Shares were purchased and cancelled at an average price of $19.59 per share.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.
     ------------------------------
     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the quarter ended May 31, 2008 and Management's Discussion and Analysis are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

     A conference call with Corus senior management is scheduled for July 9,
2008 at 8:30 a.m. ET/7:30 a.m. CT/6:30 a.m. MT/5:30 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is (866) 321-6651 (North
America) or (416) 642-5212 (International). The confirmation code for this call is: 4627540. PowerPoint slides for the call will be posted at
8:15 a.m. ET on July 9, 2008 and can be found on the Corus Entertainment website at: http://www.corusent.com/corporate/investor_information/index.asp.

     This statement contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

     <<
                           CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                         As at        As at
     (unaudited)                                         May 31,    August 31,
     (in thousands of Canadian dollars)                   2008        2007
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                           28,518        33,347
     Accounts receivable                                172,098       151,380
     Income taxes recoverable                               780             -
     Prepaid expenses and other                           9,213        10,921
     Program and film rights                            125,027       125,068
     Future tax asset                                    12,475        13,518
     -------------------------------------------------------------------------
     Total current assets                               348,111       334,234
     -------------------------------------------------------------------------

     Tax credits receivable                              28,597        16,875
     Investments and other assets                        19,920        17,492
     Property, plant and equipment, net                  71,912        78,342
     Program and film rights                            102,551        90,687
     Film investments                                    70,463        66,593
     Deferred charges                                         -         4,100
     Broadcast licenses                                 533,876       532,812
     Goodwill                                           795,817       795,832
     -------------------------------------------------------------------------
                                                      1,971,247     1,936,967
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities           166,718       166,083
     Income taxes payable                                     -         1,474
     -------------------------------------------------------------------------
     Total current liabilities                          166,718       167,557
     -------------------------------------------------------------------------

     Long-term debt                                     627,751       610,697
     Other long-term liabilities                         62,745        64,773
     Future tax liability                                91,889       102,851
     -------------------------------------------------------------------------
     Total liabilities                                  949,103       945,878
     -------------------------------------------------------------------------

     Non-controlling interest                            19,112        15,196

     SHAREHOLDERS' EQUITY
     Share capital                                      865,686       882,244
     Contributed surplus                                 15,741        10,250
     Retained earnings                                  140,159        95,568
     Accumulated other comprehensive loss               (18,554)      (12,169)
     -------------------------------------------------------------------------
     Total shareholders' equity                       1,003,032       975,893
     -------------------------------------------------------------------------
                                                      1,971,247     1,936,967
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

     (unaudited)                      Three months ended    Nine months ended
     (in thousands of                      May 31,               May 31,
      Canadian dollars except        -----------------------------------------
      per share amounts)                2008       2007       2008       2007
     -------------------------------------------------------------------------
     Revenues                        207,819    197,612    601,382    581,539
     Direct cost of sales, general
      and administrative expenses    136,047    132,801    396,487    386,999
     Depreciation                      4,974      5,286     16,253     15,788
     Amortization                          -        300          -      1,255
     Interest expense                 10,345      9,114     31,407     27,021
     Disputed regulatory fees          9,734      1,311      9,734      3,803
     Other expense, net                   63        674      3,988      7,237
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest        46,656     48,126    143,513    139,436
     Income tax expense                7,533     17,184     27,124     49,590
     Non-controlling interest          1,449      1,355      3,960      4,047
     -------------------------------------------------------------------------
     Net income for the period        37,674     29,587    112,429     85,799
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share
       Basic                           $0.45      $0.35      $1.35      $1.02
       Diluted                         $0.45      $0.34      $1.32      $0.99
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                      Three months ended    Nine months ended
     (unaudited)                           May 31,               May 31,
     (in thousands of                -----------------------------------------
      Canadian dollars)                 2008       2007       2008       2007
     -------------------------------------------------------------------------
     Net income for the period        37,674     29,587    112,429     85,799
     Other comprehensive loss,
      net of tax
       Unrealized foreign currency
        translation adjustment           213     (1,437)    (1,054)      (428)
       Unrealized change in fair
        value of available-for-sale
        investments                   (1,121)         -       (938)         -
       Unrealized change in fair
        value of cash flow hedges        390          -    (11,400)         -
     -------------------------------------------------------------------------
                                        (518)    (1,437)   (13,392)      (428)
     -------------------------------------------------------------------------
     Comprehensive income
      for the period                  37,156     28,150     99,037     85,371
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                      Three months ended    Nine months ended
     (unaudited)                           May 31,               May 31,
     (in thousands of                -----------------------------------------
      Canadian dollars)                 2008       2007       2008       2007
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of period    874,911    887,821    882,244    870,563
     Issuance of shares under
      Stock Option Plan                  945      8,047     10,783     26,392
     Shares repurchased              (10,170)    (9,729)   (27,571)   (11,050)
     Repayment of executive
      stock purchase loans                 -          -        230        234
     -------------------------------------------------------------------------
     Balance, end of period          865,686    886,139    865,686    886,139
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of period     13,515      8,450     10,250      6,878
     Stock-based compensation          2,237      1,026      6,156      3,106
     Exercise of stock options           (11)      (206)      (665)      (714)
     -------------------------------------------------------------------------
     Balance, end of period           15,741      9,270     15,741      9,270
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of period    123,252     88,329     95,568     51,585
     Cumulative impact of
      accounting changes                   -          -     (1,594)         -
     -------------------------------------------------------------------------
     Adjusted opening balance        123,252     88,329     93,974     51,585
     Net income for the period        37,674     29,587    112,429     85,799
     Dividends                       (12,347)   (14,084)   (35,238)   (32,276)
     Share repurchase excess          (8,420)   (12,054)   (31,006)   (13,330)
     -------------------------------------------------------------------------
     Balance, end of period          140,159     91,778    140,159     91,778
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive loss
     Balance, beginning of period    (18,036)   (10,519)   (12,169)   (11,528)
     Cumulative impact of
      accounting changes                   -          -      7,007          -
     -------------------------------------------------------------------------
     Adjusted opening balance        (18,036)   (10,519)    (5,162)   (11,528)
     Other comprehensive loss,
      net of tax                        (518)    (1,437)   (13,392)      (428)
     -------------------------------------------------------------------------
     Balance, end of period          (18,554)   (11,956)   (18,554)   (11,956)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                      Three months ended    Nine months ended
     (unaudited)                           May 31,               May 31,
     (in thousands of                -----------------------------------------
      Canadian dollars)                 2008       2007       2008       2007
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the period        37,674     29,587    112,429     85,799
     Add (deduct) non-cash items:
       Depreciation                    4,974      5,286     16,253     15,788
       Amortization of program
        and film rights               35,875     35,398    107,862    101,562
       Amortization of film
        investments                    8,885      7,389     21,496     26,357
       Other amortization                  -        300          -      1,255
       Future income taxes            (1,966)     4,911     (7,029)    12,958
       Non-controlling interest        1,449      1,355      3,960      4,047
       Stock-based compensation        2,284      3,989      5,972     10,040
       Other                           2,134        614      6,408      1,184
     Net change in non-cash
      working capital balances
      related to operations           (5,029)    (1,870)   (29,940)   (33,510)
     Payment of program and
      film rights                    (40,657)   (36,171)  (118,339)  (115,075)
     Net additions to film
      investments                    (13,212)   (16,192)   (42,690)   (45,694)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                      32,411     34,596     76,382     64,711
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property,
      plant and equipment             (2,975)    (4,886)   (10,102)   (14,439)
     Business combinations                 -          -       (774)   (46,645)
     Net change in other
      investments and assets          (2,600)      (498)    (4,021)       897
     Decrease in public benefits
      associated with acquisitions      (958)    (1,699)    (2,903)    (4,302)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                      (6,533)    (7,083)   (17,800)   (64,489)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase (decrease) in
      bank loans                         636     (5,093)    21,043     19,838
     Issuance of shares under
      Stock Option Plan                  934      7,841     10,118     25,678
     Shares repurchased              (18,590)   (21,783)   (58,577)   (24,380)
     Dividends paid                  (12,436)   (16,168)   (34,027)   (34,246)
     Dividend paid to
      non-controlling interest          (139)         -     (1,742)    (1,524)
     Other                              (147)      (695)      (226)      (872)
     -------------------------------------------------------------------------
     Cash used in financing
      activities                     (29,742)   (35,898)   (63,411)   (15,506)
     -------------------------------------------------------------------------
     Decrease in cash and cash
      equivalents during the period   (3,864)    (8,385)    (4,829)   (15,284)
     Cash and cash equivalents,
      beginning of period             32,382     36,737     33,347     43,636
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                   28,518     28,352     28,518     28,352
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

     Three months ended May 31, 2008

                                   Tele-                       Elimi-  Consol-
                           Radio  vision  Content  Corporate  nations  idated
     -------------------------------------------------------------------------
     Revenues             76,964  114,644   16,338        -     (127) 207,819
     Direct cost of
      sales, general and
      administrative
      expenses            52,276   65,033   12,640    6,320     (222) 136,047
     -------------------------------------------------------------------------
     Segment profit       24,688   49,611    3,698   (6,320)      95   71,772
     Depreciation          1,615    2,239       70    1,050        -    4,974
     Interest expense        262    1,141        6    8,936        -   10,345
     Disputed regulatory
      fees                 5,421    4,313        -        -        -    9,734
     Other expense, net      (35)     (28)     968     (842)       -       63
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest            17,425   41,946    2,654  (15,464)      95   46,656
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended May 31, 2007

                                   Tele-                       Elimi-  Consol-
                           Radio  vision  Content  Corporate  nations  idated
     -------------------------------------------------------------------------
     Revenues             74,765  109,242   14,606        -   (1,001) 197,612
     Direct cost of
      sales, general and
      administrative
      expenses            49,708   63,140   14,554    6,432   (1,033) 132,801
     -------------------------------------------------------------------------
     Segment profit       25,057   46,102       52   (6,432)      32   64,811
     Depreciation          1,516    2,669       40    1,061        -    5,286
     Amortization              -        -        -      300        -      300
     Interest expense        302      105       31    8,676        -    9,114
     Disputed regulatory
      fees                   830      481        -        -        -    1,311
     Other expense, net      570      151      564     (611)       -      674
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest            21,839   42,696     (583) (15,858)      32   48,126
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended May 31, 2008

                                   Tele-                       Elimi-  Consol-
                           Radio  vision  Content  Corporate  nations  idated
     -------------------------------------------------------------------------
     Revenues            217,967  345,337   39,113        -   (1,035) 601,382
     Direct cost of
      sales, general and
      administrative
      expenses           157,522  189,277   34,499   16,759   (1,570) 396,487
     -------------------------------------------------------------------------
     Segment profit       60,445  156,060    4,614  (16,759)     535  204,895
     Depreciation          4,788    7,489      120    3,856        -   16,253
     Interest expense        779    2,827      698   27,103        -   31,407
     Disputed regulatory
      fees                 5,421    4,313        -        -        -    9,734
     Other expense, net     (163)   3,644    2,005   (1,498)       -    3,988
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest            49,620  137,787    1,791  (46,220)     535  143,513
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended May 31, 2007

                                   Tele-                       Elimi-  Consol-
                           Radio  vision  Content  Corporate  nations  idated
     -------------------------------------------------------------------------
     Revenues            209,192  332,051   43,672        -   (3,376) 581,539
     Direct cost of
      sales, general and
      administrative
      expenses           149,053  183,656   40,484   17,472   (3,666) 386,999
     -------------------------------------------------------------------------
     Segment profit       60,139  148,395    3,188  (17,472)     290  194,540
     Depreciation          4,339    8,342       95    3,012        -   15,788
     Amortization              -      355        -      900        -    1,255
     Interest expense        774      144      297   25,806        -   27,021
     Disputed regulatory
      fees                 2,315    1,488        -        -        -    3,803
     Other expense, net    1,321    5,529    2,251   (1,864)       -    7,237
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest            51,390  132,537      545  (45,326)     290  139,436
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     >>
     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
     (CJR.B. CJR)

CO:  News - Media; Corus Entertainment Inc.

CNW 07:00e 09-JUL-08